

April 25, 2019

Leonard Fluxman
Executive Chairman
OneSpaWorld Holdings Ltd
H & J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay Street
P.O. Box SS - 19084
Nassau, New Providence, Bahamas

Re: OneSpaWorld Holdings Ltd
Registration Statement on Form S-1
Filed April 18, 2019
File No. 333-230950

Dear Mr. Fluxman :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at (202) 551-3308 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure